SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

First Half 2012

Earnings Release

2 August 2012

01 Earnings Release

Lisbon, Portugal, 2 August 2012

In 1H12, consolidated operating revenues amounted to Euro 3,345 million, while EBITDA reached Euro 1,141 million. Consolidated EBITDA margin stood at 34.1% underpinned by the solid margin of the Portuguese telecommunication businesses, which stood at 45.3%. Net income reached Euro 125 million and basic earnings per share stood at Euro 0.15. In 1H12, consolidated capex amounted to Euro 522 million, equivalent to 15.6% of revenues. In 1H12, EBITDA minus capex reached Euro 619 million, while EBITDA minus capex of the Portuguese businesses amounted to Euro 377 million. In 1H12, operating cash flow stood at Euro 287 million. Free cash flow stood at negative Euro 359 million in 1H12, impacted by: (1) a lower operating cash flow, as working capital investment tends to be higher in the first half of each year as a result of the payment of capex incurred in the fourth quarter and certain annual payments in Brazil that occur in the first and second quarters of each year, and (2) the higher level of interest payments in the first half of the year compared to the second half. As at 30 June 2012, excluding the proportional consolidation of Oi and Contax, net debt adjusted for tax effect in relation to the transfer of the regulated pension plans to the Portuguese State, amounted to Euro 4,700 million. In 1H12, cost of net debt, excluding the proportional consolidation of Oi and Contax, was 3.9% and cost of gross debt stood at 4.3%. At the end of June 2012, PT successfully extended the maturity of a Euro 800 million credit facility with 8 international banks to June 2016 and in July 2012 issued a Euro 400 million retail bond in Portugal thus significantly increasing PT’s liquidity.

Consolidated financial highlights (1)	Euro million

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Operating revenues	1,629.0	1,797.7	(9.4)%		3,344.7	2,668.8	25.3%
Operating costs (2)	1,059.7	1,155.3	(8.3)%		2,203.6	1,669.0	32.0%
EBITDA (3)	569.4	642.4	(11.4)%		1,141.1	999.8	14.1%
Income from operations (4)	218.6	245.0	(10.7)%		428.8	394.0	8.8%
Net income	68.8	82.3	(16.5)%		125.2	212.0	(40.9)%
Capex	263.2	295.8	(11.0)%		522.1	418.0	24.9%
Capex as % of revenues (%)	16.2	16.5	(0.3	)pp	15.6	15.7	(0.1	)pp
EBITDA minus Capex	306.1	346.6	(11.7)%		618.9	581.8	6.4%
Operating cash flow	173.4	209.4	(17.2)%		286.8	524.8	(45.4)%
Free cash flow (5)	(200.4)	(136.7)	46.6%		(358.7)	316.8	n.m.
Adjusted net debt (6)	7,645.6	6,648.8	15.0%		7,645.6	6,648.8	15.0%
Adjusted net debt exc. Oi and Contax (6)	4,700.2	4,269.0	10.1%		4,700.2	4,269.0	10.1%
After-tax unfunded PRB obligations	657.1	667.1	(1.5)%		657.1	667.1	(1.5)%
EBITDA margin (%) (7)	35.0	35.7	(0.8	)pp	34.1	37.5	(3.3	)pp
Adjusted net debt / EBITDA (x) (6)	3.3	2.6	0.7	x	3.3	2.6	0.7	x
Basic earnings per share	0.08	0.09	(15.4)%		0.15	0.24	(40.2)%
Diluted earnings per share (8)	0.08	0.09	(15.4)%		0.15	0.24	(39.6)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the net income and cash-flows of these investments as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) This caption excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11). (6) Net debt was adjusted for the tax effect on pension debt due to the Portuguese State, including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward. In 2Q11 and 1S11, net debt was adjusted for the receivable by Telefónica, amounting to Euro 2 billion, paid in October 2011. (7) EBITDA margin = EBITDA / operating revenues. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02 Financial Review

Income Statement

Table 2 _ Consolidated income statement (1)	Euro million

	2Q12	2Q11	y.o.y	1H12	1H11	y.o.y
Operating revenues	1,629.0	1,797.7	(9.4)%	3,344.7	2,668.8	25.3%
Portugal (2)	678.1	725.2	(6.5)%	1,358.5	1,442.6	(5.8)%
Residential	178.5	169.9	5.1%	355.5	339.0	4.9%
Personal	170.3	187.2	(9.0)%	339.7	374.9	(9.4)%
Enterprise	226.3	248.2	(8.8)%	452.3	498.7	(9.3)%
Wholesale, other and eliminations	102.9	120.0	(14.3)%	211.0	230.0	(8.3)%
Brazil • Oi	753.6	832.3	(9.4)%	1,542.1	832.3	85.3%
Other and eliminations	197.3	240.2	(17.8)%	444.2	393.9	12.8%
Operating costs (3)	1,059.7	1,155.3	(8.3)%	2,203.6	1,669.0	32.0%
Wages and salaries	272.9	302.6	(9.8)%	566.2	459.4	23.3%
Direct costs	264.6	292.0	(9.4)%	560.3	416.9	34.4%
Commercial costs	140.1	138.0	1.5%	264.8	210.8	25.6%
Other operating costs	382.0	422.7	(9.6)%	812.3	582.0	39.6%
EBITDA (4)	569.4	642.4	(11.4)%	1,141.1	999.8	14.1%
Post retirement benefits	14.0	14.3	(2.2)%	28.8	26.4	9.2%
Depreciation and amortisation	336.7	383.1	(12.1)%	683.4	579.4	17.9%
Income from operations (5)	218.6	245.0	(10.7)%	428.8	394.0	8.8%
Other expenses (income)	(25.3)	5.4	n.m.	(14.2)	12.5	n.m.
Curtailment costs, net	0.0	1.2	(99.4)%	0.9	5.6	(84.6)%
Net losses (gains) on disposal of fixed assets	1.2	(0.0)	n.m.	2.1	(0.1)	n.m.
Net other costs (gains)	(26.6)	4.3	n.m.	(17.2)	7.1	n.m.
Income before financ. & inc. taxes	244.0	239.6	1.8%	443.0	381.5	16.1%
Financial expenses (income)	90.9	83.8	8.4%	187.5	28.2	n.m.
Net interest expenses (income)	128.3	98.6	30.2%	236.0	81.3	190.4%
Equity in earnings of affiliates, net	(49.3)	(42.3)	16.6%	(95.6)	(122.5)	(22.0)%
Net other financial losses (gains)	11.9	27.6	(56.8)%	47.1	69.5	(32.1)%
Income before income taxes	153.1	155.7	(1.7)%	255.5	353.2	(27.7)%
Provision for income taxes	(67.1)	(48.2)	39.1%	(88.6)	(96.2)	(7.8)%
Income before non-controlling interests	86.0	107.5	(20.0)%	166.9	257.0	(35.1)%
Losses (income) attributable to non-controlling interests	(17.2)	(25.2)	(31.7)%	(41.6)	(45.0)	(7.5)%
Consolidated net income	68.8	82.3	(16.5)%	125.2	212.0	(40.9)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011. (2) Businesses in Portugal include wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 1H12, consolidated operating revenues increased by Euro 676 million (+25.3% y.o.y) to Euro 3,345 million, as compared to Euro 2,669 million in 1H11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, and is partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 802 million, and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 87 million), consolidated operating revenues would have decreased by only 1.5% y.o.y in 1H12. This decline was the result of revenue decline in Portuguese telecommunication businesses (Euro 84 million) and a lower contribution from Oi in 2Q12 compared to 2Q11 (Euro 3 million), notwithstanding revenue growth in international operations, namely Contax (Euro 12 million), MTC in Namibia (Euro 13 million), CVT in Cape Verde (Euro 4 million) and Timor Telecom (Euro 4 million).

In 1H12, revenues from Portuguese telecommunication businesses decreased by 5.8% y.o.y (Euro 84 million), primarily due to: (1) revenue decline in the Enterprise customer segment (Euro 46 million, -9.3% y.o.y), impacted by pricing and consumption pressure on both SME and large corporates, significant cut back on the public administration and postponement of investment decisions by large corporate, and (2) the decline in the Personal customer segment (Euro 35 million), as a result of lower customer revenues (Euro 25 million) reflecting challenging economic conditions and pricing pressure, lower interconnection revenues (Euro 8 million) following the regulated tariff declines, that declined to Euro 2.77 cents as from 7 May 2012 and to Euro 2.27 cents as from 30 June 2012, and equipment sales (Euro 3 million). The total direct impact of regulation in revenues amounted to Euro 14 million in 1H12, including declining MTRs and roaming prices. Excluding the impact of regulation, revenues in Portuguese telecommunication businesses would have declined by 4.8% y.o.y. These negative effects were partially offset by an increase in revenues from Residential customer segment, from Euro 339 million in 1H11 to Euro 355 million in 1H12 (+4.9% y.o.y), with 2Q12 (+5.1% y.o.y) confirming an acceleration trend when compared to previous quarters (1Q12 +4.6% y.o.y and 4Q11 +3.9% y.o.y). This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is highly differentiated and more competitive and also more resilient to unfavourable economic conditions. In 1H12, non-voice revenues in Portugal represented 50.5% of service revenues, having grown 4.6pp y.o.y. The transformation of PT’s portfolio of products and services offered to its customers and the associated changes in the revenue mix is making its performance more resilient and predictable. Other revenues in the Portuguese telecommunications businesses, including wholesale, decreased by 8.3% y.o.y (Euro 19 million), as a result of lower accesses and traffic revenues and revenue decline in public phones (Euro 1.4 million) and in the directories business (Euro 5 million). PT has a financial investment of 25% in the directories business, which is managed by Truvo.

In 1H12, Oi’s revenues stood at Euro 1,542 million (R$ 3,723 million) compared to Euro 832 million in 1H11. This increase reflects the effect of the proportional consolidation in 1Q12 (Euro 788 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro in 2Q12 compared to 2Q11 (Euro 75 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated operating revenues in 1H12 would have decreased only by Euro 3 million as compared to 1H11. This decline was explained by lower service revenues (Euro 34 million), which were partially offset by an increase in sales and other operating revenues (Euro 30 million). The decrease in service revenues is primarily explained by the impact of lower residential revenues, mainly due to lower fixed voice revenues, partially offset by an increase in personal mobility revenues, on the back of higher revenues from monthly fees, underpinned by postpaid customer growth, increased traffic revenues and higher data and value added services. Oi’s revenues were proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other revenues, including intra-group eliminations, increased by 12.8% y.o.y in 1H12 to Euro 444 million, including the impact of the proportional consolidation of Contax in 1Q12 (Euro 148 million), that was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in 1H11 (Euro 134 million), that was fully consolidated up to 30 June 2011 and integrated in Contax as from 1 July 2011. Excluding the impact of these changes in the consolidation perimeter, other revenues would have increased by Euro 36 million, reflecting: (1) the increase at Contax in 2Q12 compared to 2Q11, explained by the contribution from Dedic/GPTI business in 2Q12 and partially offset by the impact of the depreciation of the Brazilian Real against the Euro, and (2) the increases of 16.8% y.o.y and 12.9% y.o.y at MTC and CVT, respectively.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 58.6% in 1H12, while Brazil accounted for 53.6%.

In 1H12, EBITDA increased by Euro 141 million (+14.1% y.o.y) to Euro 1,141 million, as compared to Euro 1,000 million in 1H11. This increase is mainly explained by the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 240 million, and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 23 million), EBITDA would have decreased by 7.6% y.o.y in 1H12. EBITDA performance in the period was impacted by: (1) a lower contribution from Portuguese telecommunications businesses (Euro 48 million) as a result of revenue decline (Euro 84 million) and, notwithstanding a 4.7% y.o.y reduction in operating costs excluding D&A and PRBs, the improvement in gross margin from the residential segment in 1H12 and a continued focus on cost cutting, and (2) a lower contribution from Oi in 2Q12 compared to 2Q11 (Euro 39 million), reflecting mainly lower service revenues and higher third party services and wages and salaries, partially offset by an increase in other operating revenues. These effects were partially offset by a higher contribution from other international operations.

Table 3 _ EBITDA by business segment (1)	Euro million

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Portugal	307.4	332.3	(7.5)%		615.1	663.0	(7.2)%
Brazil • Oi	223.1	284.6	(21.6)%		450.4	284.6	58.3%
Other	38.8	25.5	52.3%		75.6	52.2	44.6%
EBITDA	569.4	642.4	(11.4)%		1,141.1	999.8	14.1%
EBITDA margin (%)	35.0	35.7	(0.8	)pp	34.1	37.5	(3.3	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunication businesses amounted to Euro 615 million in 1H12 (-7.2% y.o.y), equivalent to a 45.3% margin, as a result of the decline in service revenues (Euro 84 million), which have high operating leverage. As a result, service revenues minus direct costs declined by Euro 72 million, while EBITDA only declined by Euro 48 million, as a result of a resilient focus on cost cutting and profitability of operations. Operating costs decreased by 4.7% y.o.y on the back of: (1) pay-TV having reached critical mass, which leads to lower programming costs per customer (-19% y.o.y in 1H12); (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) simplification of commercial offers and business processes, namely for the Personal customer segment, and (4) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus.

In 1H12, Oi’s EBITDA reached Euro 450 million (R$ 1,087 million) compared to a contribution of Euro 285 million to consolidated EBITDA in 1H11. This increase reflects primarily the effect of the proportional consolidation in 1Q12 (Euro 227 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro in 2Q12 compared to 2Q11 (Euro 22 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated EBITDA in 1H12 would have declined by Euro 39 million compared to 1H11, reflecting the decrease in service revenues and higher third party services costs and wages and salaries and notwithstanding an increase in other operating revenues. Oi’s EBITDA was proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other EBITDA increased by 44.6% y.o.y to Euro 76 million in 1H12 mainly due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 14 million), and (2) the 23.3% and 4.3% y.o.y growth in Timor Telecom and MTC, respectively.

Fully and proportionally consolidated international assets represented 49.1% of PT’s EBITDA in 1H12. Brazilian businesses accounted for 41.8% of EBITDA in the period and fully consolidated African businesses accounted for 5.9%.

Post retirement benefits costs increased to Euro 29 million in 1H12 from Euro 26 million in 1H11, reflecting primarily the impact of the proportional consolidation of Oi in 1Q12 (Euro 1.5 million), as this business was proportionally consolidated only as from 1 April 2011.

Depreciation and amortisation costs increased by 17.9% y.o.y to Euro 683 million in 1H12, an increase of Euro 104 million, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 161 million). Adjusting for this effect and the contribution of Dedic / GPTI in 1H11, depreciation and amortisation costs would have decreased by 8.5% in 1H12, explained by lower contributions from: (1) the Portuguese telecommunication businesses (Euro 16 million), and (2) Oi (Euro 39 million), including the impact of the depreciation of the Brazilian Real against the Euro (Euro 14 million).

Net other costs (gains) registered a gain of Euro 17 million in 1H12, including primarily the net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement, partially offset by non-recurring provisions and adjustments for certain assets.

Net interest expenses increased to Euro 236 million in 1H12 as compared to Euro 81 million in 1H11, reflecting primarily the impact of the proportional consolidation of Oi, Contax and the Brazilian holding companies in 1Q12 (Euro 67 million), which were proporcionally consolidated only as from 1 April 2011. Adjusting for this effect, net interest expenses would have amounted to Euro 170 million in 1H12, an increase of Euro 88 million compared to 1H11, reflecting: (1) an Euro 51 million interest gain in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (2) a higher contribution related to the proportional consolidation of Oi in 2Q12 compared to 2Q11 (Euro 27 million), reflecting the impact of the increase in its average net debt. Oi’s net debt increase is mainly explained by the dividend payment in May 2012 and the amounts paid to non-controlling shareholders in April 2012 in connection with the completion of its corporate simplification. The average cost of net debt from Portuguese operations stood at 3.9% in 1H12, compared to 3.5% in 1H11.

Equity in earnings of affiliates amounted to Euro 96 million in 1H12, as compared to Euro 122 million in 1H11. In 1H11, this caption includes a gain of Euro 38 million related to the disposal of the investment in UOL for a total consideration of Euro 156 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from Euro 85 million in 1H11 to Euro 96 million in 1H12, reflecting primarily the improvement in earnings of Unitel and CTM.

Net other financial losses, which include net foreign currency gains, net losses on financial assets and net other financial expenses, decreased from Euro 69 million in 1H11 to Euro 47 million in 1H12, reflecting primarily lower net foreign currency exchange losses in 1H12, mainly due to the impact of a significant depreciation of the US Dollar against the Euro in 1H11 on net assets denominated in US Dollars. Additionally, the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in 1Q12 (Euro 15 million) was offset by the financial taxes incurred in Brazil during 1Q11 in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes decreased to Euro 89 million in 1H12, from Euro 96 million in 1H11, corresponding to an effective tax rate of 34.7% and 27.2%, respectively. This reduction primarily reflects the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to an income tax gain of Euro 13 million, and lower earnings from Portuguese operations.

Income attributable to non-controlling interests amounted to Euro 42 million in 1H12, including the impact of the proportional consolidation of Oi and Contax (Euro 3 million) in 1Q12. Adjusting for this effect, income attributable to non-controlling interests would have decreased to Euro 39 million in 1H12, compared to Euro 45 million in 1H11, reflecting a lower income attributable to non-controlling interests of Oi in 2Q12 compared to 2Q11 (Euro 7 million), as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 125 million in 1H12 compared to Euro 212 million in 1H11. This decrease is mainly explained by: (1) the gain of Euro 38 million recorded in 1Q11 related to the completion of the disposal of the investment in UOL, and (2) an increase in interest expenses primarily related to the increase in average net debt in Oi and to Euro 51 million interest gain recorded in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011.

Capex

Capex amounted to Euro 522 million in 1S12, equivalent to 15.6% of revenues and to an increase of Euro 104 million as compared to Euro 418 million in 1H11. This increase is primarily related to the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic / GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 117 million, capex would have decreased by 3.1% y.o.y to Euro 396 million in 1H12, as a result of a lower capex from Portuguese telecommunication businesses (Euro 13 million), which stood at Euro 238 million in 1H12, and a lower contribution from Oi in 2Q12 compared to 2Q11 (Euro 20 million), mainly reflecting the impact of the depreciation of the Brazilian Real against the Euro. These effects were partially offset by an increase in capex from certain international operations, namely MTC (Euro 14 million), reflecting investments in an African submarine cable and 4G network, and CVT (Euro 6 million).

Table 4 _ Capex by business segment	Euro million

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Portugal	123.5	149.5	(17.4)%		238.4	250.9	(5.0)%
Brazil • Oi (1)	97.0	116.6	(16.8)%		217.6	116.6	86.6%
Other	42.7	29.6	44.1%		66.1	50.5	31.0%
Total capex	263.2	295.8	(11.0)%		522.1	418.0	24.9%
Capex as % of revenues (%)	16.2	16.5	(0.3	)pp	15.6	15.7	(0.1	)pp

(1) Oi’s capex excludes the acquisition of 4G licenses in 2Q12 for a total amount of R$ 400 million, equivalent to Euro 42 million proportionally consolidated by PT.

Capex from Portuguese telecommunication businesses decreased by 5.0% y.o.y to Euro 238 million in 1H12 and continued to be directed towards investments in future proof technologies, namely FTTH and 4G/LTE. Capex performance reflected the strong investments made during the last years, namely in 1H11, in the deployment of the FTTH network and the reinforcement of 3G and 3.5G networks in terms of coverage and capacity,  leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G network. PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As from April 2012, PT has a 4G coverage of 80% and aims to increase it to 90% by the end of 2012. Capex from residential segment still increased due to an increase in customer-related capex as a result of strong customer growth in the last quarters.

In 1H12, Oi’s capex reached Euro 218 million (R$525 million) compared to Euro 117 million in 1H11. This increase reflects primarily the effect of the proportional consolidation of Oi in 1Q12 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro in 2Q12 compared to 2Q11 (Euro 12 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated capex in 1H12 would have stayed broadly flat compared to 1H11, notwithstanding the investment in expanding broadband and 3G coverage in 1H12.

In 1H12, other capex increased to Euro 66 million compared to Euro 50 million in 1H11. This performance is primarily explained by the impact of the proportional consolidation of Contax in 1Q12 (Euro 5 million) and by a higher capex at MTC (Euro 14 million), reflecting the investments in the African submarine cable and in 4G deployment, and at CVT (Euro 6 million). These effects were partially offset by the capex from Dedic/GPTI business in 1H11 (Euro 9 million), which was fully consolidated up to 30 June 2011 and then integrated in Contax.

Cash Flow

Operating cash flow decreased to Euro 287 million in 1H12 as compared to Euro 525 million in 1H11. Excluding the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 34 million), consolidated operating cash flow would have amounted to Euro 253 million in 1H12, a decrease of Euro 272 million mainly explained by lower a EBITDA minus Capex (Euro 78 million) and by a noteworthy increase in working capital investment (Euro 182 million), reflecting the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10 and a higher capex in 2Q11 compared to 2Q12, leading to a lower investment in working capital in 2011. The investment in working capital is usually higher in the first half of the year, and therefore cash flow is lower, as a result of capex payments related to capex realised in the last quarter of the year and the annual payments in March and April related to the maintenance FISTEL fees and the instalments of licenses and concessions, respectively, payable by Oi to Anatel.

Table 5 _ Free cash flow (1)	Euro million

	2Q12	2Q11	y.o.y	1H12	1H11	y.o.y
EBITDA minus Capex	306.1	346.6	(11.7)%	618.9	581.8	6.4%
Non-cash items (2)	36.7	48.9	(24.9)%	79.2	54.2	46.2%
Change in working capital	(169.5)	(186.0)	(8.9)%	(411.4)	(111.2)	270.1%
Operating cash flow	173.4	209.4	(17.2)%	286.8	524.8	(45.4)%
Interests	(161.7)	(155.9)	3.7%	(278.5)	(151.7)	83.5%
Net reimbursements (contributions) to pension funds	5.3	(14.2)	n.m.	(21.1)	(9.2)	130.2%
Paym. to pre-retired, suspended employees and other	(35.3)	(40.3)	(12.5)%	(71.2)	(81.4)	(12.5)%
Income taxes	(46.1)	(36.8)	25.1%	(75.6)	(78.6)	(3.9)%
Dividends received	1.0	28.8	(96.6)%	25.5	146.8	(82.6)%
Net disposal (acquisition) of financial investments (3)	0.0	(44.0)	n.m.	0.0	111.5	n.m.
Other cash movements (4)	(137.0)	(83.8)	63.6%	(224.6)	(145.4)	54.5%
Free cash flow	(200.4)	(136.7)	46.6%	(358.7)	316.8	n.m.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11). (2) The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi in 1Q12. (3) This caption includes the disposal of the investment in UOL in 1Q11 for a total amount of Euro 155.5 million, partially offset by the acquisition of an investment in Allus in 2Q11 for a total amount of Euro 44 million. (4) The increase in this caption reflects mainly the payments of certain legal actions at Oi and Contax in 1Q12, partially offset by financial taxes incurred in 1Q11 related to the strategic investment in Oi.

Free cash flow amounted to negative Euro 359 million in 1H12 compared to Euro 317 million in 1H11 adjusted for the cash out-flow related to the acquisition of PT’s investment in Oi and Contax (Euro 3,728 million). This reduction is primarily explained by: (1) a lower operating cash flow (Euro 238 million) as referred to above; (2) the proceeds received in 1H11 from the disposal of the investment in UOL amounting to Euro 156 million; (3) dividends received from Unitel in 1H11 (Euro 126 million) relating to 2009 earnings; (4) an increase in payments regarding legal actions (Euro 75 million), primarily related to the proportional consolidation of Oi, and (5) an increase of Euro 127 million in interest payments, reflecting a higher contribution from Oi, Contax and its controlling shareholders (Euro 23 million), including the impact of its proportional consolidation in 1Q12 (Euro 10 million), and an increase at Portuguese businesses mainly related to the interest gain recorded in 1Q11 on the cash deposits in Brazilian Reais used to pay the strategic investments in Oi and Contax. These effects were partially offset by the acquisition of an investment in Allus by Contax in April 2011 (Euro 44 million).

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling shareholders and the tax effect on the payments to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,700 million as at 30 June 2012. Total consolidated net debt amounted to Euro 7,872 million as at 30 June 2012, as compared to Euro 6,613 million at the end of December 2011, an increase of Euro 1,259 million, reflecting: (1) dividends paid by PT to its shareholders (net of PT’s 20.64 million own shares and of PT’s stake in the shares held by Oi in PT), in relation to the 2011 fiscal year dividend of 65 cents per share, and by its subsidiaries to non-controlling interests; (2) the negative free cash flow generated in the period; (3) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process; (4) the payment by TMN regarding the LTE license in January 2012, and (5) the acquisition by Oi of PT’s own shares. These effects were partially offset by the impact of the depreciation of the Brazilian Real against the Euro.

Table 6_Change in net debt	Euro million

	2Q12	2Q11	1H12	1H11
Net debt (initial balance)	7,073.5	7,428.5	6,612.8	2,099.8
Less: free cash flow	(200.4)	(136.7)	(358.7)	316.8
Acquisition of strategic investment in Oi and Contax	0.0	0.0	0.0	3,727.6
Translation effect on foreign currency debt	(145.8)	58.1	(137.2)	58.1
Dividends paid by PT	372.0	1,117.7	556.7	1,117.7
Changes in consolidation perimeter (Oi and Contax)	0.0	0.0	0.0	2,052.5
Oi’s corporate simplification	296.1	0.0	296.1	0.0
Acquisition of own shares	25.6	86.8	25.6	86.8
Other (1)	49.9	47.0	158.9	49.1
Net debt (final balance)	7,871.7	8,874.9	7,871.7	8,874.9
Less: TEF receivable	0.0	2,000.0	0.0	2,000.0
Less: Tax effect on unfunded post retirement benefits obligations (2)	226.1	226.1	226.1	226.1
Adjusted net debt (final balance)	7,645.6	6,648.8	7,645.6	6,648.8
Less: Net debt from Oi and Contax, inc. holding companies	2,945.5	2,379.8	2,945.5	2,379.8
Adjusted net debt exc. Oi and Contax (final balance)	4,700.2	4,269.0	4,700.2	4,269.0
Change in net debt	798.1	1,446.3	1,258.8	6,775.1
Change in net debt (%)	11.3%	19.5%	19.0%	322.7%

(1) In 1H12, this caption includes the payment related to LTE license. (2) Tax effect on pension debt due to the Portuguese State including Euro 113 million related to the 2011 contribution, which was accounted for as tax losses carried forward.

As at 30 June 2012, total consolidated gross debt amounted to Euro 10,790 million, of which 76.4% was medium and long-term and Euro 3,787 million relates to the impact of the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding Brazil, gross debt amounted to Euro 7,003 million, of which 69.2% was medium and long-term and 77.3% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash plus the Euro 400 million bonds issued on July 2012 and the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,016 million at the end of June 2012, of which Euro 540 million was undrawn committed commercial paper lines and facilities. In 1H12, PT launched a Public Bond Subscription Offering in the Portuguese market for the general public, denominated “PT Fixed Rate Bonds 2012/2016”. The bonds have four-year term and receive a fixed interest rate of 6.25% (Gross Nominal Annual Rate) per year, to be paid semiannually. The initial offer size was Euro 250 million and was increased to Euro 400 million during the offering period. The settlement occurred on 26 July 2012. By the end of June 2012, PT has also renegotiated its largest credit facility having extended its maturity from March 2014 to July 2016. This credit facility now amounts to Euro 800 million. These transactions are part of PT’s financial strategy to extend debt maturities and to have diversified sources of financing to continue to reduce financial risks. PT is fully financed up to June 2016, thus enjoying a very solid funding position.

In 1H12, excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 3.9%, compared to 3.5% in 1H11, adjusted for the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi. Cost of gross debt stood at 4.3% in 1H12, remaining stable when compared to 1H11 and 2011. As at 30 June 2012, the maturity of PT’s net debt, including Oi and Contax, was 5.3 years.

Post Retirement Benefits Obligations

As at 30 June 2012, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions and healthcare amounted to Euro 473 million and the market value of assets under management amounted to Euro 357 million, compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 760 million as at 30 June 2012, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 876 million and after-tax unfunded obligations amounted to Euro 657 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 51 million as at 30 June 2012 and Euro 62 million as at 31 December 2011.

Table 7_Post retirement benefits obligations	Euro million

	30 June 2012	31 December 2011
Pensions obligations	119.7	121.6
Healthcare obligations	352.9	352.6
PBO of pension and healthcare obligations	472.6	474.1
Market value of funds (1)	(356.5)	(344.7)
Unfunded pensions and healthcare obligations	116.1	129.4
Salaries to suspended and pre-retired employees	760.1	782.5
Gross unfunded obligations from Portuguese businesses	876.2	911.9
After-tax unfunded obligations from Portuguese businesses	657.1	683.9
Gross unfunded obligations at Oi	50.6	61.7
Unrecognised prior years service gains	16.0	16.8
Accrued post retirement benefits	942.8	990.4

(1) The increase in the market value of funds resulted mainly from the positive performance of assets under management amounting to Euro 29.2 million (equivalent to positive 8.5% in 1H12), that more than offset the payments of supplements of Euro 4.1 million and the refund of healthcare expenses (Euro 14.4 million).

Total gross unfunded obligations from Portuguese businesses decreased by Euro 36 million in 1H12 to Euro 876 million as at 30 June 2012, primarily as a result of salary payments to suspended and pre-retired employees, that amounted to Euro 71 million, partially offset by the recognition of post retirement benefit costs and net actuarial losses amounting to Euro 15 million and Euro 16 million, respectively. Unfunded obligations from Oi decreased from Euro 62 million as at 31 December 2011 to Euro 51 million as at 30 June 2012, reflecting primarily a contribution of Euro 10 million made in January 2012 to cover the deficit position of the BrTPREV pension plan.

Table 8 _ Change in gross unfunded obligations	Euro million

	1H12	1H11
Gross unfunded obligations (initial balance)	973.7	948.6
Changes in the consolidation perimeter	0.0	52.5
Post retirement benefits costs (PRB) (1)	18.1	16.8
Curtailment cost	0.9	5.6
Net reimbursements (contributions) to pension funds (2)	(6.9)	0.5
Salary payments to pre-retired, suspended employees and other	(71.2)	(81.4)
Net actuarial (gains) losses	15.6	0.8
Foreign currency translation adjustments	(3.4)	1.1
Gross unfunded obligations (final balance)	926.8	944.4

(1) In 1H12 and 1H11, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 11.4 million and Euro 10.4 million, respectively. (2) In 1H12, this caption includes primarily contributions to pension funds made by Oi (Euro 10.4 million) and refunds net of healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 5.0 million). In 1H11, this caption includes refunds net of healthcare expenses amounting to Euro 2.5 million.

Post retirement benefits costs increased to Euro 29 million in 1H12 from Euro 26 million in 1H11, reflecting primarily the impact of the proportional consolidation of Oi in 1Q12 (Euro 1 million), as this business was proportionally consolidated only as from 1 April 2011, and an increase in the cost related to the annual service of active and suspended employees that were entitled to pension benefits under PT’s pension plans that were transfered to the Portuguese State in December 2010 (Euro 1 million). Net actuarial losses amounted to Euro 16 million in 1H12 and Euro 1 million in 1H11 and relate to Portuguese businesses. In 1H12, net actuarial losses include: (1) a loss of Euro 35 million related to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher payments to pre-retired and suspended employees up to retirement age, and (2) a gain of Euro 19 million corresponding to the difference between actual (+8.5%) and estimated (+3.0%) return on plan assets. Net actuarial losses recorded in 1H11 include:  (1) a gain of Euro 36 million corresponding to the impact of the revision of the discount rate actuarial assumption, which was increased from 4.75% to 5.50% for healthcare benefits and from 4.75% to 5.00% for pension complements, and (2) a loss of Euro 37 million corresponding to the difference between actual (-5.5%) and estimated (+3.0%) return on plan assets.

Equity

Table 9 _ Change in shareholders’ equity (excluding non-controlling interests)	Euro million

1H12
Equity before non-controlling interests (initial balance)	2,828.1
Net income	125.2
Net currency translation adjustments	(206.3)
Dividends paid by PT	(371.9)
Net actuarial gains (losses), net of taxes	(11.7)
Other (1)	41.5
Equity before non-controlling interests (final balance)	2,404.9
Change in equity before non-controlling interests	(423.2)
Change in equity before non-controlling interests (%)	(15.0)%

(1) This caption includes primarily a gain recorded directly in shareholders’ equity as a result of the corporate simplification of the Oi Group.

As at 30 June 2012, shareholders’ equity excluding non-controlling interests amounted to Euro 2,405 million, a decrease of Euro 423 million in 1H12. This decrease is primarily explained by: (1) the 43.5 cents dividend per share paid in May 2012 (Euro 372 million), corresponding to the second instalment of the 2011 fiscal year dividend (65 cents per share), following the interim dividend payment of 21.5 cents per share paid in January 2012; (2) negative foreign currency translation adjustments (Euro 206 million), mainly related to the impact of the depreciation of the Brazilian Real against the Euro; and (3) net actuarial losses recognised in the period (Euro 12 million, net of tax effect). These effects were partially offset by the net income generated in the period of Euro 125 million and a gain recorded directly in shareholders’ equity in connection with Oi’s corporate simplification.

Consolidated Statement of Financial Position

Total assets decreased from Euro 23.2 billion as at 31 December 2011 to Euro 19.9 billion as at 30 June 2012, primarily reflecting: (1) the repayment of the Euro 1.3 billion Eurobond issued in March 2005; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.7 billion); (3) the dividends paid by PT to its shareholders (Euro 0.6 billion), corresponding to the 2011 fiscal year dividend of 65 cents per share, and (4) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 0.3 billion). Total liabilities decreased from Euro 19.4 billion to Euro 17.0 billion, reflecting primarily the repayment of the March 2005 Eurobond (Euro 1.3 billion) and the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.5 billion).

Table 10 _ Consolidated statement of financial position	Euro million

	30 June 2012	31 December 2011 restated
Cash and equivalents	2,918.1	5,668.1
Accounts receivable, net	1,881.7	1,936.3
Inventories, net	152.0	133.5
Judicial Deposits	1,162.1	1,084.1
Financial investments	641.5	556.3
Intangible assets, net	5,299.4	5,629.8
Tangible assets, net	6,004.2	6,228.6
Accrued post retirement asset	13.6	13.6
Other assets	483.7	579.5
Deferred tax assets and prepaid expenses	1,387.8	1,346.5
Total assets	19,944.1	23,176.4
Accounts payable	1,169.8	1,446.2
Gross debt	10,789.8	12,281.0
Accrued post retirement liability	956.3	1,004.1
Other liabilities	2,786.0	3,337.9
Deferred tax liabilities and deferred income	1,269.4	1,365.1
Total liabilities	16,971.4	19,434.2
Equity before non-controlling interests	2,404.9	2,828.1
Non-controlling interests	567.8	914.1
Total shareholders’ equity	2,972.7	3,742.2
Total liabilities and shareholders’ equity	19,944.1	23,176.4

03 Operational Review

Portuguese Telecommunication Businesses

In 2Q12, the Portuguese telecommunication businesses continued to show steady customer growth, with the fixed retail customers growing by 6.7% y.o.y to 4,940 thousand (net additions reached 60 thousand), while mobile customers were up by 0.6% y.o.y to 7,380 thousand (77 thousand net losses with postpaid reaching 7 thousand net additions).

Table 11 _ Portuguese operating data

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Fixed retail accesses (‘000)	4,940	4,632	6.7%		4,940	4,632	6.7%
PSTN/ISDN	2,615	2,672	(2.2)%		2,615	2,672	(2.2)%
Broadband customers	1,169	1,040	12.3%		1,169	1,040	12.3%
Pay-TV customers	1,157	919	25.8%		1,157	919	25.8%
Mobile Customers (‘000)	7,380	7,334	0.6%		7,380	7,334	0.6%
Postpaid	2,456	2,318	6.0%		2,456	2,318	6.0%
Prepaid	4,924	5,016	(1.8)%		4,924	5,016	(1.8)%
Net additions (‘000)
Fixed retail accesses	60	54	12.1%		145	105	37.7%
PSTN/ISDN	(14)	(11)	(28.0)%		(33)	(23)	(43.0)%
Broadband customers	28	21	34.7%		63	39	62.6%
Pay-TV customers	46	44	5.3%		115	89	28.2%
Mobile Customers	(77)	(80)	4.0%		(63)	(85)	25.7%
Postpaid	7	14	(46.4)%		79	28	186.0%
Prepaid	(84)	(94)	10.2%		(142)	(113)	(25.9)%
Data as % of mobile service revenues (%)	32.0	27.8	4.2	pp	31.6	27.3	4.2	pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, anchored on the back of a very differentiated value proposition, which leverages on an innovative non-linear pay-TV service offering a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices.

In 2Q12, pay-TV customers were up by 25.8% y.o.y to 1,157 thousand, a resilient performance representing net additions of 46 thousand in 2Q12 (+5.3% y.o.y). This continued steady customer growth clearly confirmes the continued success and the attractiveness of Meo in the Portuguese market. This strong performance of pay-TV underpinned a solid growth of fixed broadband customers, which were up by 12.3% yo.y to 1,169 thousand (28 thousand net adds in 2Q12). PT’s triple-play customers (voice, broadband and pay-TV) grew by 31% y.o.y having reached 766 thousand in 2Q12 (+38 thousand net adds in the quarter) having extended PT’s and Meo leadership in the triple-play market.

Mobile customers benefited from the performance of postpaid customers, which grew by 6.0% y.o.y (7 thousand net adds in 2Q12) benefiting from the growth of the “unlimited” tariff plan. The “e nunca mais acaba” tariff plan, which reached 954 thousand customers in 2Q12, as well as the wireless broadband customers, also continued to show solid growth trends.

Residential

Residential retail accesses or retail revenue generating units (RGUs) increased by 9.9% y.o.y, reaching 3,714 thousand, with pay-TV and broadband accesses already accounting for 55% of total residential retail accesses as at 30 June 2012. In 2Q12, retail net additions reached 68 thousand, as a result of the growth of the pay-TV service, which accounted for 41 thousand net additions, bringing the total pay-TV residential customers to 1,076 thousand (up by 25.5% y.o.y). Fixed broadband net additions in the quarter stood at 24 thousand, with the residential broadband customer base growing by 13.7% y.o.y to 966 thousand. Residential PSTN/ISDN lines stood at 1,672 lines, with net additions of 3 thousand in 2Q12, reflecting the positive impact of the triple-play offers and notwithstanding aggressive commercial offers by the main competitor. In 2Q12, PT’s residential segment continued to show growth in unique customers, which reached 1,863 thousand (+0.6% y.o.y). Residential revenue generating units per unique customer stood at 2.0, up by 9.3% y.o.y reflecting the continued success of Meo’s triple-play offer. As a result of this success, residential ARPU was up by 3.1% y.o.y to Euro 31.7 in 2Q12. This performance is even more noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) aggressive commercial stance by certain competitors on voice promotions and low-end offers.

Table 12 _ Residential operating data

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Fixed retail accesses (‘000)	3,714	3,378	9.9%		3,714	3,378	9.9%
PSTN/ISDN	1,672	1,671	0.1%		1,672	1,671	0.1%
Broadband customers	966	849	13.7%		966	849	13.7%
Pay-TV customers	1,076	858	25.5%		1,076	858	25.5%
Unique customers	1,863	1,853	0.6%		1,863	1,853	0.6%
Net additions (‘000)
Fixed retail accesses	68	50	34.8%		157	121	29.3%
PSTN/ISDN	3	(8)	131.5%		(2)	(2)	2.4%
Broadband customers	24	18	30.9%		55	40	36.3%
Pay-TV customers	41	40	2.1%		104	83	25.1%
ARPU (Euro)	31.7	30.8	3.1%		31.6	30.6	3.2%
Non-voice revenues as % of revenues (%)	63.4	57.9	5.5	pp	62.9	57.5	5.4	pp

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels,  games , music and video-on-demand on all screens. Meo delivers a highly differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels, thousands of VoD titles and interactivity over anchor programmes (e.g. Ídolos, Secret Story, Biggest Looser). Meo also offers a marketplace of advanced interactive applications, available through the “blue button” on the Meo remote control and, covering multiple categories such as: (1) News, including a personalised newscast app, developed in partnership with RTP; and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines; (2) Sports, including a football app, a surf app, and specific sports channel applications such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service; Meo Radios, a radio streaming service and Meo Karaoke, an application that offers Meo customers to possibility subscribe and sing to a wide catalogue of local and international hits; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic, pharmacies, and several others, and (6) Personal content, including the online photo storage app.

Meo continued to innovate by launching Sapo Voucher app, the first interactive TV app allowing financial transactions and TV advertisement interaction. Meo also launched Twitter on TV, which can be accessed through the “blue button” on the Meo Remote Control, allowing Meo customers to tweet while watching TV shows.

Under a clear and strong strategy for content differentiation through interactivity, that Meo has been pursuing, it launched a new interactive application over one of the most successful youth TV series in Portugal, “Morangos com Açucar”, developed in partnership with TVI, a free-to-air channel. This application, besides giving access to much exclusive and backstage content, it also gives fans the possibility to preview episodes for Euro 0.90. In July 2012, Meo also announced  the transformation of the most watched local payTV channel — SIC Notícias. As a result of a profound content and technological partnership between PT  and Impresa (a large media group in Portugal, owning several print publications and the SIC free-to-air channel as well as several SIC pay-TV channels), Meo will be launching a transformed SIC Notícias in 4Q12 whereby the channel will re-emerge as a completely interactive channel — an exclusive experience for Meo customers. These apps will be made availble on multiple screens, including the TV, PC, tablet and smartphone.

Meo also announced three new exclusive channels to be added to its grid: (1) “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read newspaper in Portugal, “Correio da Manhã”; (2) “A Bola TV”, a comprehensive and diverse sports information channel with interactive and multiscreen content, which leverages the brand of a well known and leading sports newspaper, and (3) “TVI Ficção”, an entertainment channel produced by TVI, the free-to-air channel, featuring local fiction from the well established TVI production house.

Operating revenues in the Residential customer segment reached Euro 179 million in 2Q12, up by 5.1% y.o.y, confirming an acceleration trend when compared to 1Q12 (+4.6% y.o.y) and 4Q11 (+3.9% y.o.y). This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is highly differentiated and more competitive and also more resilient to unfavourable economic conditions. As a result of this success, the weight of non-voice services in Residential stood at 63.4% in 2Q12 (+5.5pp y.o.y and +0.9pp q.o.q) and the weight of flat revenues stood at 86.7% (+1.6pp y.o.y).

Personal

Mobile Personal customers, including voice and broadband customers, declined by 1.1% y.o.y in 2Q12 (91 thousand net disconnections in the period) with the increase in postpaid customers (+3.1% y.o.y) not compensating the decline in prepaid customers (-2.0% y.o.y). TMN continued to show a solid performance in postpaid customers, leveraging on the commercial success of the “Unlimited” tariff plans and on the continued growth of mobile broadband customers. The performance of the “e nunca mais acaba” tariff plans continued to benefit prepaid customers performance. The flat-fee tariff plans already represented 21.4% of mobile Personal customer base by the end of June 2012, an increase of 4.1pp y.o.y.

Table 13 _ Personal operating data

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Mobile Customers (‘000)	5,797	5,860	(1.1)%		5,797	5,860	(1.1)%
Postpaid	1,073	1,040	3.1%		1,073	1,040	3.1%
Prepaid	4,724	4,820	(2.0)%		4,724	4,820	(2.0)%
Net additions (‘000)	(91)	(79)	(15.4)%		(135)	(103)	(30.9)%
Postpaid	(4)	13	(133.6)%		9	19	(50.9)%
Prepaid	(87)	(93)	6.1%		(144)	(122)	(18.2)%
MOU (minutes)	94	88	5.9%		92	87	6.5%
ARPU (Euro)	8.7	9.6	(8.9)%		8.7	9.6	(8.9)%
Customer	8.0	8.6	(7.4)%		8.0	8.6	(7.2)%
Interconnection	0.8	1.0	(22.3)%		0.8	1.0	(22.9)%
SARC (Euro)	30.1	28.5	5.6%		28.5	26.9	6.0%
Data as % of service revenues (%)	33.2	30.2	3.0	pp	32.9	31.1	1.8	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator), and (3) mobile broadband competitive offers of up to 100Mbps speed, on 4G, and offering free access to PT’s leading national Wi-Fi network.

On March 2012, PT unveiled its 4G strategy, by launching a mobile broadband offer that structurally changes the market as it: (1) allows speeds of up to 100Mbps; (2) includes access to live TV channels, through Meo Go, and to music streaming service, through MusicBox, and (3) allows to share the traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone. As at launch, PT’s 4G service was available to 20% of the Portuguese population and this coverage was enlarged to 80% of the population by April 2012, when the 800MHz spectrum was made available. This coverage will be increased further to 90% of the population by the end of 2012. PT is marketing its 4G mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers have speeds from 50Mbps to 100Mbps and monthly retail prices that start at Euro 49.99, with a 50% discount for early adopters during a 24-month period, and include the MusicBox service for free. TMN 4G or Meo 4G customers that are also Meo customers have free access to 50 live TV channels through the Meo Go service. Otherwise the Meo Go service has a retail price of Euro 7.99 per month.

In 2Q12, customer revenue in the Personal segment declined by 8.0% y.o.y to Euro 140 million, showing a broadly stable performance when compared to previous quarters (1Q12: -8.1% y.o.y; 4Q11: -7.7% y.o.y; 3Q11: -6.8% y.o.y and 2Q11: -8.9% y.o.y). This performance was impacted by challenging economic conditions, which are being translated to lower consumer confidence and continuous pricing aggressiveness both in voice and wireless broadband. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband and price competition, and notwithstanding the growth of “internetnotelemóvel” revenues, particularly in prepaid services. Service revenues in the Personal customer segment declined by 9.5% in 2Q12, as a result of the decline in interconnection revenues (-22.8% y.o.y to Euro 13 million in 2Q12), which reflect the regulated declines in MTRs, that declined to Euro 2.77 cents as from 7 May 2012 and to Euro 2.27 cents as from 30 June 2012. ARPU of the personal segment stood at Euro 8.7 (-8.9% y.o.y). The weight of non-voice revenues in service revenues stood at 33.2% in 2Q12 (+3.0pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”, which continued to show strong growth, on the back of the commercial success of the “unlimited” and “e nunca mais acaba” tariff plans and leveraging on the increased penetration of smartphones. This growth of “internetnotelemovel” is partially offsetting the pressure on mobile broadband revenues. In the last quarters personal revenue trends have improved sequentially (-9.0% y.o.y in 2Q12, -9.8% y.o.y in 1Q12, -10.7% y.o.y in 4Q11 and -10.8% y.o.y in 3Q11).

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by up selling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on outsourcing and BPO to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services.

In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare). In the SME segment, the main strategic priority during 2011 was to increase the commercial proactivity focusing on the growth of core products.

During 1H12, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, making now available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

Table 14 _ Enterprise operating data

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Fixed retail accesses (‘000)	1,033	1,102	(6.2)%		1,033	1,102	(6.2)%
PSTN/ISDN	754	853	(11.6)%		754	853	(11.6)%
Broadband customers	201	189	6.4%		201	189	6.4%
Pay-TV customers	79	60	31.1%		79	60	31.1%
Retail RGU per access	1.37	1.29	6.1%		1.37	1.29	6.1%
Mobile Customers (‘000)	1,521	1,407	8.1%		1,521	1,407	8.1%
Net additions (‘000)
Fixed retail accesses	(6)	3	n.m.		(54)	(15)	(262.2)%
PSTN/ISDN	(15)	(3)	n.m.		(73)	(20)	(270.6)%
Broadband customers	4	2	66.5%		8	(2)	n.m.
Pay-TV customers	5	3	44.2%		11	6	69.1%
Mobile Customers	16	1	n.m.		75	18	n.m.
ARPU (Euro)	24.3	26.2	(7.2)%		24.4	26.6	(8.5)%
Non-voice revenues as % of revenues (%)	48.8	46.7	2.1	pp	48.0	46.0	2.0	pp

Operating revenues of the Enterprise customer segment declined by 8.8% y.o.y to Euro 226 million in 2Q12, showing a sequential improvement as in 1Q12 revenues were down 9.8% y.o.y, penalised by the economic environment as: (1) large corporate and public administration are focusing on cost reductions, which translate to price and consumption pressure, and are also avoiding significant investments in new projects, and (2) small and medium businesses, which were still showing some resilience in 2011, are now more penalised by the economic and financing context. Notwithstanding the economic backdrop, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 2Q12, non-voice services represented 48.8% of Enterprise retail revenues, up by 2.1pp y.o.y.

Consolidated financial performance in Portugal

In 2Q12, revenues from Portuguese telecommunication businesses declined by 6.5% y.o.y to Euro 678 million. This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 22 million and Euro 17 million, respectively), against challenging economic conditions, and lower revenues from the directories business (Euro 3 million), that more than compensated the 5.1% y.o.y increase in the Residential customer segment (Euro 9 million). In 2Q12, revenues in Portugal were also penalised by adverse regulation movements, including lower MTRs (Euro 6 million) and roaming (Euro 1 million). Excluding regulation effects, revenues would have decreased by 5.5% y.o.y in 2Q12.

Against revenue pressure in the Portuguese telecommunication businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and maintain margins above 45%.

Table 15 _ Portuguese telecommunication operations income statement	Euro million

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Operating revenues	678.1	725.2	(6.5)%		1,358.5	1,442.6	(5.8)%
Residential	178.5	169.9	5.1%		355.5	339.0	4.9%
Service revenues	174.7	167.3	4.4%		347.9	333.5	4.3%
Sales and other revenues	3.8	2.6	48.1%		7.6	5.5	38.0%
Personal	170.3	187.2	(9.0)%		339.7	374.9	(9.4)%
Service revenues	153.1	169.2	(9.5)%		308.3	341.2	(9.6)%
Customer revenues	139.7	151.8	(8.0)%		281.3	305.8	(8.0)%
Interconnection revenues	13.4	17.4	(22.8)%		27.0	35.4	(23.6)%
Sales and other	17.2	18.0	(4.2)%		31.3	33.7	(7.0)%
Enterprise	226.3	248.2	(8.8)%		452.3	498.7	(9.3)%
Wholesale, other and eliminations	102.9	120.0	(14.3)%		211.0	230.0	(8.3)%
Operating costs	370.6	393.0	(5.7)%		743.4	779.6	(4.7)%
Wages and salaries	60.4	62.8	(3.9)%		120.6	125.6	(4.0)%
Direct costs	110.8	117.0	(5.3)%		226.3	238.6	(5.1)%
Commercial costs	70.7	78.5	(9.9)%		142.4	143.6	(0.8)%
Other operating costs	128.8	134.6	(4.3)%		254.0	271.8	(6.6)%
EBITDA (1)	307.4	332.3	(7.5)%		615.1	663.0	(7.2)%
Post retirement benefits	12.9	12.7	1.2%		26.2	24.8	5.7%
Depreciation and amortisation	168.4	176.3	(4.5)%		335.3	351.5	(4.6)%
Income from operations (2)	126.1	143.2	(11.9)%		253.6	286.7	(11.5)%
EBITDA margin	45.3%	45.8%	(0.5	)pp	45.3%	46.0%	(0.7	)pp
Capex	123.5	149.5	(17.4)%		238.4	250.9	(5.0)%
Capex as % of revenues	18.2%	20.6%	(2.4	)pp	17.5%	17.4%	0.2	pp
EBITDA minus Capex	183.9	182.8	0.6%		376.7	412.1	(8.6)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 2Q12, operating costs excluding D&A declined by 5.7% y.o.y (Euro 22 million) to Euro 371 million. Wages and salaries declined by 3.9% y.o.y (Euro 2 million) to Euro 60 million, as a result of the focus on cost cutting, including: (1) lower variable and overtime remunerations; (2) higher efficiency levels in certain internal processes, and (3) lower personnel costs as a result of the restructuring plan implemented in 4Q11. Direct costs were down 5.3% y.o.y in 2Q12 (Euro 6 million) to Euro 111 million, reflecting mainly: (1) lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs, and (2) lower costs associated with the directories business. In 2Q12, notwithstanding continued customer growth, programming costs increased only by 3.5% y.o.y to Euro 29 million, while programming costs per customer declined by 18.2% y.o.y. Commercial costs decreased by 9.9% y.o.y in 2Q12 (Euro 8 million) to Euro 71 million, reflecting lower costs of products sold and marketing and publicity. Other operating expenses decreased by 4.3% y.o.y in 2Q12 to Euro 129 million, explained by lower maintenance and repairs, following the rollout of PT’s FTTH network, and lower support services. Structural costs benefits of the FTTH network and the extensive field force transformation programme are now visible with improved quality of service and lower cost structure.

In 2Q12, EBITDA in Portugal stood at Euro 307 million (-7.5% y.o.y) with a margin of 45.3% (-0.5pp y.o.y), reflecting a very solid focus on cost cutting and profitability. EBITDA performance reflected the decline in service revenues (Euro 45 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 38 million, while EBITDA only declined by Euro 25 million.

In 2Q12, capex decreased by 17.4% y.o.y to Euro 123 million, while customer related capex stood at Euro 45 million (+20% y.o.y), representing 36% of total capex in Portugal, as a result of customer growth in the last quarters in the residential segment that more than compensated lower unitary equipment costs. Infrastructure capex was down by 31% y.o.y to Euro 61 million explained by the strong investments made during the last years, namely in 1H11, in the deployment of the FTTH network and the reinforcement of 3G and 3.5G networks in terms of coverage and capacity,  leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G network. EBITDA minus capex in 2Q12 increased by 0.6% y.o.y to Euro 184 million. Going forward, and particularly in 2012, PT’s Portuguese telecommunication businesses capex will tend do decline double digit as PT’s FTTH rollout will be concluded and notwithstanding the full rollout of PT’s LTE networks in 2012. Capex in the Portuguese telecommunications business should decline by circa Euro 100 million in 2012, when compared to 2011.

International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segments, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to improve market share, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganisation, the company is also implementing a more aggressive commercial strategy, implementing regional commercial structures, restructuring its distribution network and stepping up investments in network and innovation.

In 2Q12, Oi’s revenue generating units (RGUs) stood at 72,334 thousand, up by 9.7% y.o.y, including: 18,037 thousand residential RGUs (-0.2% y.o.y), 45,198 thousand personal mobile customers, which grew by 15.1% y.o.y and 8,370 thousand enterprises RGUs, up by 7.5% y.o.y.

In 2Q12, in the residential segment, Oi showed a clear deceleration in the trend of line loss and an aceleration of broadband and pay-TV growth, which contributed to the turnaround of the historical wireline trends, underpinned by the strengthening of convergent offers and increased broadband speeds.

Table 16 _ Oi operating data

	2Q12	2Q11	y.o.y
Residential RGUs (‘000)	18,037	18,072	(0.2)%
Fixed lines	12,744	13,585	(6.2)%
Fixed broadband	4,806	4,128	16.4%
Pay-TV	487	358	36.0%
ARPU (R$)	64.5	65.5	(1.5)%
Personal Mobility RGUs (‘000)	45,198	39,260	15.1%
Prepaid customers	39,407	34,437	14.4%
Postpaid customers + Oi controle	5,791	4,823	20.1%
ARPU (R$)	21.4	21.6	(0.9)%
Enterprises RGUs (‘000)	8,370	7,783	7.5%
Fixed lines	5,249	4,989	5.2%
Broadband	526	513	2.5%
Mobile	2,596	2,280	13.9%
Other (‘000)	729	825	(11.6)%
RGUs (‘000)	72,334	65,939	9.7%

Oi has strengthened its portfolio by launching a fixed triple play offer, including a more atractive pay-TV offering for its broadband customers. Oi has also reinforced its TV offering by expanding the coverage of the free-to-air Globo TV and including additional content, namely the Bloomberg channel, ESPN Brasil and other entertainment channels. Oi TV Mais is now the most comprehensive offering in the market with 45 channels, including 8 sports channels, at R$29.90 per month, for the initial 3 months, for Oi Velox or Oi Conta Total customers, underpinning pay-TV customers performance. In 2Q12, Oi’s TV customers reached 487 thousand, up by 36.0% y.o.y and 23.0% q.o.q, with 91 thousand net additions.  In terms of increased broadband speeds, the average internet bandwidth in 2Q12 stood at 2.7 Mbps (+29% y.o.y) and 26.5% of fixed broadband customers already have offers with speeds of more than 5 Mbps, as compared to 24.1% in 1Q12. Additionally, approximately 50% of the customers with more than 5Mbps, already have speeds higher than 10 Mbps. Oi’s residential broadband customers reached 4,806 thousand (+16.4% y.o.y and 4.2% q.o.q) and the total number of fixed broadband customers (residential plus corporate and SMEs) reached 5,332 thousand customers (+14.9% y.o.y and 3.6% q.o.q). This performance is explained by: (1) the investments in coverage and quality of network; (2) the repositioning of broadband offering; (3) the new installation process, and (4) the strengthening of distribution channels.

Oi’s mobile customers stood at 47,794 thousand (+15.1% y.o.y), with net additions of 1,303 thousand in 2Q12 and gross additions of 6,173 thousand. In the Personal Mobility segment, Oi’s mobile customers stood at 45,198 (+15.1% y.o.y) with net additions of 1,092 thousand and gross additions of 5.7 million in 2Q12. Oi is focusing on postpaid growth and increasing prepaid profitability. In the Personal Mobility, postpaid customers increased by 20.1% y.o.y, reaching 5,791 thousand customers in 2Q12, with net additions of 221 thousand. This performance was achieved on the back of strenghtening Oi’s offering by launching the new plans, that include in addition to voice, unlimited Oi WiFi and special services and discounts in data packages and SMS, aimed at increasing customer retention. Prepaid customers stood at 39,407 thousand in 2Q12, increasing by 14.4% y.o.y and representing 87.2% of Oi’s Personal Mobility customer base. This performance was underpinned by the restructuring of Oi’s prepaid tariff plans that took place in 1Q12, making its offering clearer and simpler to communicate, including daily bonuses, which are dependent on the amount of the recharges, that may be used for on-net and off-net SMS and local and long distance calls to Oi Mobile and Oi Fixed.

Oi’s enterprise customers stood at 8,370 thousand in 2Q12, increasing by 7.5% y.o.y, underpinned by mobile and data growth, namely 2G and 3G dongles. For the large corporate segment, during the quarter, Oi has launched several initiatives, such as: (1) the launch of Oi Gestão, Oi’s new solution to address IT and Telecom services; (2) the beginning of the execution plan to address the Sao Paulo market, and (3) the redesign of customer service model.

The initiatives in place to strengthen the distribution channels, such as the increase of own stores, changes in the commissions model and more training of sales agents, also contributed to underpin the operational performance in the last quarters accross all segments.

In 2Q12, Oi’s pro-forma consolidated net revenues, as prepared by Oi, declined by 2.4% y.o.y to R$ 6,909 million.

Table 17 _ Oi consolidated revenues	R$ million, 100%

	2Q12	2Q11	y.o.y	1H12	1H11	y.o.y
Residential	2,466	2,669	(7.6)%	4,895	5,415	(9.6)%
Personal Mobility	2,229	2,089	6.7%	4,335	3,956	9.6%
Services	1,533	1,480	3.6%	3,034	2,793	8.6%
Network Usage	561	603	7.0%	1,142	1,153	(1.0)%
Sales of handsets, sim cards and others	134	6	n.m.	159	10	n.m.
Enterprises	2,070	2,122	2.5%	4,181	4,249	(1.6)%
Other services	145	197	(26.4)%	300	390	(23.1)%
Pro-forma consolidated net revenues	6,909	7,077	(2.4)%	13,711	14,010	(2.1)%

In 2Q12, Oi’s residential revenues declined by 7.6% y.o.y to R$ 2,466 million, showing a strong improvement when compared to 1Q12 (-11.5% y.o.y). Residential revenue performance is mainly explained by lower fixed voice revenues,  that more than compensated the increase in broadband and pay-TV revenues, underpinned by the increase in Oi Velox and pay-TV customers base and lower churn. Residential fixed voice revenues had a positive evolution on quarter basis, representing the best performance since 2010.

Oi’s personal mobility revenues stood at R$ 2,229 million, having increased by 6.7% y.o.y in 2Q12, on the back of: (1) higher revenues from data and value added services, namely SMS and 3G service revenues; (2) higher outgoing revenues sustained by customer growth, and (3) higher equipment sales, underpinned by the new offer Oi Smartphone. In 2Q12, service revenues increased by 3.6% y.o.y to R$ 1,533 million.

Table 18 _Oi pro-forma income statement (1)	R$ million, 100%

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Pro-forma consolidated net revenues	6,909	7,077	(2.4)%		13,711	14,010	(2.1)%
Pro-forma operating costs	4,769	4,601	3.7%		9,558	9,549	0.1%
Interconnection	1,066	1,146	(7.0)%		2,229	2,331	(4.4)%
Personnel	515	465	10.8%		997	888	12.3%
Materials	32	31	3.2%		59	69	(14.5)%
Cost of goods sold	157	60	161.7%		214	101	111.9%
Third-Party Services	1,998	1,848	8.1%		3,874	3,574	8.4%
Marketing	144	160	(10.0)%		259	299	(13.4)%
Rent and Insurance	444	392	13.3%		899	789	13.9%
Provision for Bad Debts	164	227	(27.8)%		364	499	(27.1)%
Other Operating Expenses (Revenue), Net	249	271	(8.1)%		663	1,000	(33.7)%
Pro-forma EBITDA (2)	2,141	2,476	(13.5)%		4,153	4,461	(6.9)%
EBITDA margin	31.0%	35.0%	(4.0	)pp	30.3%	31.8%	(1.5	)pp

(1) The pro-forma data amount refers to the old TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to include the amortisation of intangible assets recognised under the purchase price allocation of this investment and to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format. (2) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, decreased by 13.5% y.o.y in 2Q12, to R$2,141 million, with a margin of 31.0%. In 2Q12, EBITDA performance reflected higher operating expenses (+3.7% y.o.y to R$ 4,769 million), as a result of an increase in: (1) third-party services (+8.1% y.o.y), mostly due to higher costs related to higher capillary of distribution channels; (2) cost of good solds (+161.7% y.o.y), explained by a more intense commercial activity, and (3) personnel costs (+10.8% y.o.y), as a result of increased staff levels and reorganisation to create new regional commercial structures, as part of the strategy to improve regional operational performance as referred to above. This performance was achieved notwithstanding a decrease in: (1) interconnection costs (-7.0% y.o.y) due to lower MTR tariffs, that more than compensated higher costs with SMS, and (2) provisions for bad debt (-27.8% y.o.y).

Other international assets

In 1H12, other international assets, on a pro-forma basis, increased their proportional revenues by 22.4% y.o.y to Euro 256 million and increased EBITDA by 19.1% y.o.y to Euro 121 million, as a result of a solid operational and financial performance by the majority of PT’s international assets and notwithstanding a high level of penetration in some markets.

Table 19 _ Proportional income statement of other international assets (1)	Euro million

	2Q12	2Q11	y.o.y		1H12	1H11	y.o.y
Operating revenues	131.5	107.2	22.7%		256.3	209.4	22.4%
EBITDA (2)	62.0	51.7	19.8%		121.5	102.0	19.1%
Depreciation and amortisation	13.6	11.2	21.5%		27.4	22.8	20.3%
Income from operations (3)	48.4	40.5	19.3%		94.1	79.2	18.8%
EBITDA margin	47.1%	48.3%	(1.1	)pp	47.4%	48.7%	(1.3	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 20 _ Highlights of main assets in Africa and Asia (1H12) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	943	14.0%	540	17.2%	57.2%	728	416
MTC, Namibia (3) (4)	34.00%	904	24.3%	427	10.8%	47.2%	88	41
CVT, Cape Verde (3) (4)	40.00%	4,491	6.7%	2,142	2.0%	47.7%	41	19
CST, S.Tomé & Principe (3) (4)	51.00%	140,927	(10.7)%	36,278	(11.7)%	25.7%	6	1
CTM, Macao (2)	28.00%	2,361	21.0%	652	(4.1)%	27.6%	228	63
Timor Telecom, East Timor (3)	41.12%	34	8.1%	19	14.0%	57.0%	26	15

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1H12, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 16.8% y.o.y and by 20.2% y.o.y, respectively, and, in USD, increased by 14.0% y.o.y and by 17.2%  y.o.y, to USD 943 million and 540 USD million. In 1H12, Unitel presented strong operational and financial figures on the back of successful campaigns aimed at promoting voice usage and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening its distribution channels and increasing the quality of its network.

In 1H12, MTC’s revenues and EBITDA increased by 24.3% y.o.y and by 10.8% y.o.y, reaching NAD 904 million and NAD 427 million, respectively. In 1H12, EBITDA margin was 47.2%. Data revenues accounted for 22.9% of service revenues, amongst the highest in the African continent. In 1H12, MTC focused its marketing efforts and commercial activity on: (1) launching 4G services; (2) launching a campaign designed to celebrate the achievement of 2 million customers; (3) developing campaigns aimed at promoting usage, and (4) boosting growth of broadband customers, under the brand Netman.

In 1H12, CVT’s revenues increased by 6.7% y.o.y to CVE 4,491 million, while EBITDA increased by 2.0% y.o.y to CVE 2,142 million. EBITDA margin stood at 47.7%. Revenues and EBITDA were impacted by the appliance of the international accounting rule IFRIC12 on both periods. Excluding these effects, revenues and EBITDA would have increased by 2.4% y.o.y and by 1.0% y.o.y, respectively. In 1H12, both mobile and fixed revenues were positively impacted by data revenue growth. During 1H12, CVT launched: (1) new broadband offers based on 3G services; (2) innovative services such as Da$aldo international (international top up) and Stika-m-saldo (airtime credit); (3) several campaigns to stimulate data usage, and (4) new TV channels to strengthen further IPTV market momentum. Broadband and IPTV customers increased significantly, representing 30.2% and 12.3% of the wireline customer base, respectively, underpinning wireline customer growth (+2.2% y.o.y).

In 1H12, CST’s revenues decreased by 10.7% y.o.y to STD 140,927 million and EBITDA decreased by 11.7% y.o.y to STD 36,278 million. EBITDA margin stood at 25.7%. Excluding certain accounting reclassifications recognised in 2011, revenues would have increased by 0.6% y.o.y. In 1H12, CST launched its 3G service and intends to reach 90% coverage by the end of 2012. In 1H12, São Tomé e Principe reached circa 71% of penetration of mobile services.

In 1H12, CTM’s revenues increased by 21.0% y.o.y to MOP 2,361 million and EBITDA decreased by 4.1% y.o.y, to MOP 652 million. EBITDA margin was 27.6%. Revenue growth was driven by an increase in equipment sales. Data revenues represented 25.7% of mobile service revenues. EBITDA evolution was impacted by a reduction of roaming tariffs and lower revenues from corporate customers (“one off” revenues related to new casinos and hotels infrastructures). In 1H12, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 1H12, Timor Telecom’s revenues and EBITDA increased by 8.1.% y.o.y and by 14.0% y.o.y, to USD 34 million and USD 19 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin was 57.0%. At the end of June 2012, Timor Telecom reached 633 thousand mobile customers. Data revenues accounted for 18.2% of mobile service revenues. In 1H12, Timor Telecom launched several voice and data stimulation campaigns, with positive results on usage levels and revenues generation and also strengthened its distribution network.

04 Other Disclosures

Additional information

Please see additional information in the notes to our financial statements as of 30 June 2012.

Strategic Investment in Oi

On 28 March 2011, PT concluded its strategic investments in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls Oi, and CTX Participações, S.A., which controls Contax. Under these agreements, PT shares the control of these companies and plays a key role in the strategic financial and operational policies and, consequently, the acquired investments are treated for accounting purposes as jointly controlled entities. Therefore and as allowed by IAS 31, PT proportionally consolidates the assets, liabilities and earnings of these companies, in line with the accounting policy applied in previous years. Additionally, the process of exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax was completed on 1 July 2011. Oi is proportionally consolidated through the 25.6% direct and indirect stake that PT owns in Telemar Participações, which controls and fully consolidates Oi S.A.. Contax is proportionally consolidated through the 44.4% direct and indirect stake that PT owns in CTX Participações, which controls and fully consolidates Contax, which in turn fully consolidates Dedic/GPTI as from 1 July 2011. As such, PT’s financial statements include the proportional consolidation of the assets and liabilities of these investments as from 31 March 2011 and the related income statement as from 1 April 2011.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi (Telemar Norte Leste) and 14.1% in Contax.  The economic interest in Contax was increased to 19.5% on 1 July 2011, following the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax, as referrred to above.

Following the approval of Oi’s corporate simplification by the general meetings of the companies constituting the Oi group held on 27 February 2012, the previous corporate structure composed by Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom was integrated in Brasil Telecom, which was then renamed Oi S.A., and has only two share classes (common shares, ON, and preferred shares, PN). These shares are traded in the Bovespa and in the NYSE, through an ADR programme. As a result of the completion of this simplification process, PT’s direct and indirect economic position in Oi now stands at 23.3% (15.5% is held directly in Oi S.A., through ON and PN shares). Nevertheless, PT continues to proportionally consolidate Oi based on its 25.6% direct and indirect stake in Telemar Participações, which fully consolidates Oi.

Changes in accounting policies and estimates

Following the preliminary assessment of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of the investments in Oi and Contax completed on 28 March 2011, the purchase price allocation of these business combinations recorded as at 31 December 2011 was subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. During the first quarter of 2012, we obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, PT’s Consolidated Statement of Financial Position as of that date was restated, in order to reflect those changes as if they had been recognised on the acquisition date.

In addition, following the initial recognition of the purchase price allocation of the investments in Oi and Contax in 4Q11, PT’s consolidated income statements for the first half and second quarter of 2011 were restated in order to reflect the amortisation of the intangible assets recorded in 4Q11 as if they had been recognised as at the acquisition date.

Please see additional information regarding the matters referred to above, including the detailed impacts of the restatements, in Note 2 to our financial statements as of 30 June 2012.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

05 Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Additional Information

This information is also available on PT’s IR website ir.telecom.pt and mobile website m.telecom.pt and on PT’s IR&CSR app for iPad and Android tablets.

Conference Call details

Date: 2 August 2012

Time: 16:00 (Portugal/UK), 17:00 (CET),

11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415

(Account Number: 3082, Conference ID: 397417)

US and Canada callers: 877 660 6853

(Account Number: 3082, Conference ID: 397417)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.